UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number 000-28753

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10D

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  December 31, 2014

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________

PART I

REGISTRANT INFORMATION

FREESTONE RESOURCES, INC.

 (Full name of registrant)

N/A

(Former name if applicable)

Republic Center, Suite 1350

325 N. St. Paul Street

(Address of principal executive office (street and number))

Dallas, TX 75201

(City, state and zip code)

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D,  N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report, Form 10-Q, for the period ended December 31, 2014 in a timely manner because the Registrant is not able to complete its financial statements without unreasonable effort or expense.  The Registrant's Board of Directors determined to dismiss its current independent auditors, The Hall Group CPAs, due to the uncertainty of their ability to review the Form 10-Q for the period ended December 31, 2014 by the required filing deadline. The decision to dismiss The Hall Group CPAs was reached by the Board of Directors after the Registrant was made aware on February 10, 2015, by The Hall Group CPAs, that they could not ensure a timely filing due to the departure of certain staff at their firm. Subsequently, the Registrant has engaged MaloneBailey, LLP to conduct the review of the 10-Q for the period ended December 31, 2014.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Clayton Carter	(214)	880-4870
(Name)	(Area Code)	(Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [X ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Freestone Resources, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 17, 2015	By: /s/ Clayton Carter
Name: Clayton Carter
Title: President and Chief Executive Officer

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